Boston Properties, Inc.

800 Boylston Street, Suite 1900

Boston, MA 02199-8103

May 8, 2015

VIA EDGAR

Ms. Jaime G. John

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Boston Properties, Inc.

Form 10-K for the fiscal year ended December 31, 2014

Filed March 2, 2015

File No. 001-13087

Boston Properties Limited Partnership

Form 10-K for the fiscal year ended December 31, 2014

Filed March 2, 2015

File No. 000-50209

Dear Ms. John:

This letter is submitted in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Forms 10-K for the year ended December 31, 2014 of Boston Properties, Inc. (the “Company”) and Boston Properties Limited Partnership (the “Operating Partnership”), as set forth in your letter (the “Comment Letter”) dated May 1, 2015 to Michael E. LaBelle, Chief Financial Officer of the Company.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.

General

Comment No. 1

1.	Please revise all future filing of Boston Properties, Inc. as well as Boston Properties Limited Partnership in response to these comments, as applicable.

Response to Comment No. 1

The Company will revise all of its future filings and those of the Operating Partnership in response to the Staff’s comments in the Comment Letter.

Ms. Jamie G. John

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

May 8, 2015

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Capitalization, page 99

Comment No. 2

2.	We note your disclosure of total adjusted debt on Page 100. Please provide a tabular reconciliation to your total consolidated debt recognized in accordance with GAAP in future filings.

Response to Comment No. 2

In future periodic filings, including the Forms 10-Q for the quarterly period ended March 31, 2015, each of the Company and the Operating Partnership will provide a tabular reconciliation of total consolidated debt in accordance with GAAP to total adjusted debt in the relevant portion of the section entitled “Debt Summary.” An example of the disclosure as it would have appeared on page 101 of the Company’s Form 10-K and page 98 of the Operating Partnership’s Form 10-K is set forth below:

	December 31,
	2014	2013
	(dollars in thousands)
Debt Summary:
Balance
Fixed rate mortgage notes payable	$4,309,484	$4,449,734
Variable rate mortgage notes payable	—	—
Unsecured senior notes, net of discount	5,287,704	5,835,854

Unsecured exchangeable senior notes, net of discount and adjustment for the equity component allocation	—	744,880
Unsecured Line of Credit	—	—
Mezzanine notes payable	309,796	311,040

Total consolidated debt	9,906,984	11,341,508
Add:
Our share of unconsolidated joint venture debt	351,500	329,188
Deduct:
Partners’ share of consolidated mortgage notes payable	(1,057,879)	(759,239)
Partners’ share of consolidated mezzanine notes payable	(123,918)	(124,416)

Total adjusted debt	$9,076,687	$10,787,041

Ms. Jamie G. John

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

May 8, 2015

Funds from Operations, page 105

Comment No. 3

3.	Please revise the labels on your reconciliation in future filings to clarify that you are presenting $899 million of “Funds from Operations (FFO) attributable to common shareholders and Operating Partnership unitholders” and $808 million of “FFO attributable to Boston Properties, Inc. common shareholders”, reconciled from $433 million of “Net income attributable to Boston Properties, Inc. common shareholders.”

Response to Comment No. 3

In future periodic filings, the Company will revise the labels on its Funds from Operations (FFO) reconciliation in the form requested by the Staff. However, as discussed with the Staff on May 5, 2015, the Company intends to clarify that it is presenting $899 million of “Funds from Operations (FFO) attributable to Operating Partnership common unitholders (including Boston Properties, Inc.).” Because the number of outstanding shares of common stock of the Company at all times equals the number of common units of the Operating Partnership that are owned by the Company, we believe this language (which is slightly different from that proposed by the Staff) is more accurate and will lessen the chance that a reader will believe that “double-counting” has occurred.

As requested in the Comment Letter, the Company hereby acknowledges the following:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning these responses, please contact me at (617) 236-3352.

Sincerely,

/s/ Michael E. LaBelle

Michael E. LaBelle
Senior Vice President, Chief Financial Officer of Boston Properties, Inc.

cc:	Eric G. Kevorkian
Senior Vice President, Senior Corporate Counsel
Lori Silverstein
Vice President, Controller
Daniel Adams, Esq.
Goodwin Procter LLP